(212) 474-1150
Re:	Unilever PLC
Form 20-F for the fiscal year ended December 31, 2005
Filed March 29, 2006
File No. 1-4546

                                                                                        April 12, 2006

Dear Ms. Blye:

Reference is made to the comment letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “SEC”) dated April 6, 2006, with respect to Unilever PLC’s (“Unilever”) Form 20-F for the fiscal year ended December 31, 2005.

This letter is to confirm the conversation between James Lopez of the SEC and David Schwartz of Unilever on April 11, 2006, in which it was agreed that Unilever will have until the end of the day on May 12, 2006 to submit its response to the Comment Letter.

Kind regards.

                                                        Very truly yours,

                                                        Mark I. Greene

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-5546

Copies to:
Roger Schwall
James Lopez